4/5/2004

SECURI 04018100 MISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 29 2004
WASH. D.C.
155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2003** (MM/DD/YY) AND ENDING **12/31/2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gemini Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 East 41st Street, Suite 1702
(No. and Street)

New York	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel **(212) 779-9110**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Isaac Schinazi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gemini Financial Corporation**; as of **December 31**, 20 **03**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 05

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEMINI FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

GEMINI FINANCIAL CORPORATION

DECEMBER 31, 2003

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Gemini Financial Corporation

We have audited the accompanying statement of financial condition of Gemini Financial Corporation as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gemini Financial Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 16, 2004

GEMINI FINANCIAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash	$	13,181
Deposit with clearing broker (Note 3)		96,652
Receivable from clearing broker		185
Commissions receivable (Note 3)		3,067
Other receivable		36,000
Other assets		14,018
TOTAL ASSETS	$	163,103
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payable to clearing broker	$	1,167
Payable to officer		32,309
Accounts payable and accrued expenses		8,000
Corporate taxes payable		455
Liabilities subordinated to claims of general creditors (Note 5)		307,074
TOTAL LIABILITIES		349,005
Commitments and contingent liabilities (Note 6)		
Stockholders' deficit		
Common stock, $.01 par value, authorized 3000 shares, issued and outstanding, 1888 shares		19
Additional paid-in capital		159,481
Accumulated deficit		(315,402)
Treasury stock, at cost		(30,000)
Total Stockholders' Deficit		(185,902)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	163,103

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Gemini Financial Corporation (the "Company") is a broker-dealer registered with the Securities and Excahnge Commission (SEC), and is registered as an introducing broker with the Commodity Futures Trading Commission (CFTC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association (NFA). The Company's business is primarily comprised of agency commissions and syndicate transactions.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue and Expense Recognition from Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis.

Income Taxes

The Company complies with statement of financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 3- RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from the Company's clearing organization at December 31, 2003, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 96,652	$ -
Commissions receivable	3,067	-
Receivable from clearing broker	185	-
Payable to clearing broker	-	1,167
	$ 99,904	$ 1,167

NOTE 4- DEFERRED INCOME TAXES

At December 31, 2003, the Company has net operating losses of approximately $169,000, $166,000 and $154,000, available for carryforward, for federal, state and city income tax purposes, respectively. These carryforwards will expire in various amounts through the year 2020. Additionally, the Company has approximately $136,000 of interest expense which is not yet deductible on its income tax returns as these amounts are unpaid at December 31, 2003. This interest expense, together with the operating loss carryforwards, produce a deferred tax benefit of approximately $130,000 for which the Company has established a valuation allowance in the same amount due to the uncertainty of realization.

NOTE 5- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At December 31, 2003, the Company has a $170,000 subordinated note payable to a stockholder that is in accordance with an agreement approved by the NASD and the NFA. The note is due on January 31, 2004 and provides for interest at the prime rate, as defined in the note agreement. The note and accrued interest are subordinated to the claims of general creditors.

Interest expense on the note was $16,000 for the year ended December 31, 2003, and accrued interest on the note was $137,074 at December 31, 2003.

NOTE 6- COMMITMENTS

The Company is obligated under an office lease expiring August 2006. In addition to base rent, the lease provides for the Company to pay operating expenses over base period amounts.

Future aggregate minimum annual rental payments under this lease are as follows:

Year ending December 31,		Amount
2004	$	56,258
2005		56,258
2006		37,505
	$	150,021

Rent expense for the year ended December 31, 2003 was $46,871.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and the NFA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2003, the Company's net capital was $67,154, which was $17,154 in excess of its minimum requirement of $50,000.

NOTE 8- EXEMPTIONS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

As the Company does not carry customer accounts for trading on U.S. Commodity Exchanges, it neither computes nor segregates funds pursuant to Section 4d(2) of the Commodity Exchange Act and the regulations thereunder.

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 of the CFTC.

NOTE 9- OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing broker is pursuant to this clearance agreement. The clearance agreement also requires that the Company maintain net capital of at least $50,000.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 10- SUBSEQUENT EVENTS

On January 12, 2004 the Company's subordinated loan in the amount of $307,074 was exchanged for 3,400 shares of the Company's common stock.